CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31, 2009	February 28, 2009
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$866,770	$3,997,807
Accounts receivable	881,851	1,131,026
Restricted cash (note 7)	–	2,698,719
Trade receivable from a related party (note 11)	1,451,604	3,490,725
Inventory (note 5)	4,476,508	3,719,919
Prepayments	108,265	61,775
	7,784,998	15,099,971

Property, plant and equipment (note 6)	61,896,713	59,569,186
Mineral property interests (note 7)	34,653,825	28,894,477
Other assets and deposits	236,526	139,140
Reclamation deposits (note 9)	3,083,508	2,659,642

	$107,655,570	$106,362,416

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 12)	$3,116,898	$3,540,880
Accounts payable and accrued liabilities	5,667,369	4,832,038
Due to related parties (note 11)	772,723	193,655
Income taxes	957,831	456,046
Current portion of capital lease obligations (note 8)	5,454,805	5,440,181
	15,969,626	14,462,800

Long-term liabilities
Capital lease obligations (note 8)	1,515,732	3,284,596
Due to related parties (note 11)	427,306	383,330
Future income taxes	11,606,000	12,126,000
Reclamation obligation (note 9)	4,257,069	3,802,655
	17,806,107	19,596,581

Non-controlling interest	1,597,817	1,882,009

Shareholders' equity
Share capital (note 10)	119,954,269	119,952,532
Warrants (note 10(c))	–	1,693,197
Contributed surplus	5,993,759	4,167,304
Accumulated other comprehensive loss	(5,057,807)	(13,409,383)
Deficit	(48,608,201)	(41,982,624)
	72,282,020	70,421,026
Continuance of operations and going concern (note 1)
Contingencies (note 13)

	$107,655,570	$106,362,416

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dr. Mark Bristow

Dr. John Bristow	Dr. Mark Bristow
Director, Chief Executive Officer	Director

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31		Six months ended August 31
	2009	2008	2009	2008

Revenue
Rough diamonds sales	$5,802,006	$9,912,702	$9,674,805	$17,007,623
Contract diamond sales	–	4,356	–	160,576
Other sales	116,756	250,799	173,130	330,590
	5,918,762	10,167,857	9,847,935	17,498,789
Cost of sales
Cost of rough diamonds sales	(4,789,630)	(7,650,605)	(9,640,211)	(12,259,173)
Amortization and depletion	(3,139,309)	(2,672,728)	(4,958,389)	(5,246,960)
Operating profit (loss)	(2,010,177)	(155,476)	(4,750,665)	(7,344)

Expenses
Accretion of reclamation obligation (note 9)	31,885	98,779	17,597	167,402
Exploration	2,305	(32,976)	59,916	271,182
Foreign exchange loss (gain)	2,362	831,009	548,421	624,887
Interest on capital leases	251,548	440,378	594,269	903,195
Interest expense	73,047	162,790	480,349	248,831
Legal, accounting and audit	159,309	639,568	493,009	776,895
Office and administration	800,144	867,755	1,456,613	1,839,810
Shareholder communications	212,170	119,330	331,536	198,975
Stock-based compensation - exploration (note 10(b))	7,807	134,619	37,640	337,243
Stock-based compensation - administration (note 10(b))	10,150	237,883	96,426	720,858
Travel and conferences	41,163	107,806	76,782	319,709
Transfer agent	57,381	34,646	79,554	44,697
	1,649,271	3,641,587	4,272,112	6,453,684
Other items
Loss on disposal of equipment	11,439	283,785	37,220	304,753
Loss on disposal of mineral property	–	203,338	–	203,338
Interest income	(91,692)	(742,169)	(234,481)	(2,123,452)
Write-down of assets	–	–	657,634	–
	(80,253)	(255,045)	460,373	(1,615,361)

Loss before income taxes	3,579,195	3,542,017	9,483,150	4,845,667
Current income tax expense	–	(110,367)	–	157,629
Future income tax recovery	(719,427)	(592,800)	(2,065,834)	(1,274,808)
Loss before non-controlling interest	2,859,768	2,838,850	7,417,316	3,728,488
Non-controlling interest	(338,122)	(589,003)	(791,739)	(677,288)
Loss for the period	2,521,646	2,249,848	6,625,577	3,051,200
Other comprehensive income	(2,876,659)	–	(8,351,576)	–
Total comprehensive income (loss)	$355,013	$(2,249,848)	$1,725,999	$(3,051,200)

Basic and diluted loss per common share	$0.01	$0.01	$0.03	$0.01

Weighted average number of
common shares outstanding	238,041,651	238,041,569	238,042,360	237,963,291

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Six months ended August 31		Year ended February 28
		2009		2009
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	238,041,569	$119,952,532	223,755,854	$112,095,390
Share purchase options exercised at $0.62 per share	1,500	930	–	–
Consideration for additional interest of operating mines net of issue cost at
$0.55 per share	–	–	14,285,715	7,857,142
Fair value of stock options allocated to shares issued on exercise	–	807	–	–
Balance at end of the period	238,043,069	$119,954,269	238,041,569	$119,952,532

Warrants
Balance at beginning of the period		$1,693,197		$1,693,197
Expired broker warrants		(1,693,197)		–
Balance at end of the period		$–		$1,693,197

Contibuted surplus
Balance at beginning of the period		$4,167,304		$2,332,882
Stock-based compensation (note 10(b))		134,065		1,834,422
Expired broker warrants		1,693,197		–
Fair value of stock options allocated to shares issued on exercise		(807)		–
Balance at end of the period		$5,993,759		$4,167,304

Accumulated other comprehensive loss
Balance at beginning of the period		$(13,409,383)		$–
Comprehensive income (loss) on currency translation of previously integrated operations		8,351,576		(13,409,383)
Balance at end of the period		$(5,057,807)		$(13,409,383)

Deficit
Balance at beginning of the period		$(41,982,624)		$(29,006,662)
Loss for the period		(6,625,577)		(12,975,962)
Balance at end of the period		$(48,608,201)		$(41,982,624)

TOTAL SHAREHOLDERS' EQUITY		$72,282,020		$70,421,026

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31		Six months ended August 31
Cash provided by (used in):	2009	2008	2009	2008

Operating activities
Loss for the period	$(2,521,646)	$(2,249,848)	$(6,625,577)	$(3,051,200)
Items not affecting cash
Accretion of reclamation obligation	31,885	98,779	17,597	167,402
Amortization and depletion	3,125,915	1,794,224	3,818,835	3,625,611
Amortization of capital lease equipment	13,394	878,504	1,139,554	1,621,349
Write-down of mineral property interests	–	(895,590)	657,634	(470,615)
Stock-based compensation (note 10)	17,957	372,502	134,066	1,058,101
Loss on disposal of equipment	11,439	283,785	37,220	304,753
Future income tax recovery	(719,427)	(592,800)	(2,065,834)	(1,274,808)
Unrealized foreign exchange gain	(93,117)	1,553,769	(409,836)	1,968,720
Non-controlling interest	(338,122)	(589,004)	(791,739)	(677,287)
Changes in non-cash working capital items
Accounts receivable	466,344	430,708	249,175	(97,687)
Amounts due to and from related parties	724,662	(233,875)	2,662,165	(707,599)
Inventory	(842,453)	743,635	(756,589)	(1,716,400)
Prepayments	(77,011)	2,198,419	(46,490)	(97,918)
Accounts payable and accrued liabilities	514,222	1,874,246	835,331	1,167,006
Income taxes	159,439	66,125	501,785	383,189
Cash provided used in operating activities	473,481	5,733,580	(642,703)	2,202,617

Investing activities
Acquisition of Saxendrift Mines (Pty) Limited	–	–	–	(12,205,245)
Restricted cash	–	(316,583)	2,698,719	10,244,319
Proceeds on sale of shares in subsidiary	–	2,537,066	–	2,537,066
Purchase of equipment and mineral properties	(455,198)	(7,871,929)	(2,854,924)	(9,617,907)
Proceeds received on disposal of equipment	32,953	76,943	366,415	216,370
Other assets and deposits	(74,527)	(290,912)	(97,386)	373,614
Reclamation deposits	(120,845)	(43,791)	(423,866)	(86,394)
Cash used in investing activities	(617,617)	(5,909,206)	(311,042)	(8,538,177)

Financing activities
Principal repayments under capital lease obligations	(579,022)	(2,189,963)	(1,754,240)	(4,583,049)
Common shares issued for cash, net of issue costs	–	–	930	–
Addition of capital lease obligations	–	14,213	–	1,033,647
Amounts received to related parties	–	(25,570)	–	7,053
Amounts paid pursuant to property acquisition	–	(94,174)	–	364,901
Drawdown of credit facility	(611,013)	–	(423,982)	–
Cash provided by (used in) financing activities	$(1,190,035)	(2,295,494)	$(2,177,292)	(3,177,448)

Decrease in cash and cash equivalents during the period	(1,334,171)	(2,471,120)	(3,131,037)	(9,513,008)

Cash and cash equivalents, beginning of period	$2,200,941	12,581,960	$3,997,807	19,623,848

Cash and cash equivalents, end of period	$866,770	$10,110,840	$866,770	$10,110,840

Interest paid on facilities during the period	$73,047	$–	$480,349	$–
Interest paid on capital leases	251,548	162,790	594,269	248,831
Interest received	91,692	742,169	234,481	2,123,452
Income taxes paid during the period	(159,439)	(66,125)	(501,785)	(383,189)

Supplemental disclosure of non-cash investing and financing activities:
Issuance of commons shares as consideration for acquisition of property	$–	$–	$–	$(7,857,143)
Issuance of common shares as consideration for property finders fees	$–	$–	$–	$–
Equipment acquired under capital lease	$–	14,214	$–	1,033,648

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	CONTINUANCE OF OPERATIONS AND GOING CONCERN

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred losses of $6,625,577 during the six months ended August 31, 2009 and continues to incur losses subsequent to the end of the second quarter. Although the Company has reduced costs substantially, sales prices of diamonds have also decreased compared to fiscal 2009. The risk that cash and working capital will not be sufficient to fund the continuing losses indicates that a material uncertainty exists which may cast substantial doubt on the ability of the Company to continue as a going concern. The directors believe that the Company will continue as a going concern for the next quarter as well as the fiscal year ending on February 28, 2010.

The cash flow forecasts for the 2010 fiscal year indicate that additional funds of approximately $4 million will be required to enable the Company to continue as a going concern. The additional funding was calculated on the assumption that volumes remain constant with current production, with the new plant still operating at below 50% capacity, prices remaining at current depressed levels (which are 50% below pre-September 2008 levels) and the South African Rand remains at current levels relative to the United States and Canadian dollar.

The Company is in the advanced stages of raising capital to meet expenditure requirements to ensure the continuation of operations until such time as the international diamond markets recover and sufficient funds for capital expenditure to improve efficiencies at existing operations, expand operations to take advantage of existing resources and reopen operations that have been on care and maintenance.

Working capital will be applied to reducing the short term finance and the payment deferral, which will cause significant reductions in interest expenses. Working capital will also be sufficient to provide financial leeway to hold sales tenders at dates where there is higher market demand due to seasonal events. This will generate larger profit margins and improved cash inflows. The capital expenditure will be applied to reopening operations that were placed on care and maintenance and the commencement of the credit crunch, expand operations to take advantage of existing resources and improve efficiencies at existing plants, which will increase production and thereby reducing operation costs. Under a standby commitment, the minimum amount of capital to be raised will ensure that there is sufficient capital to meet expenditure requirements and generate sufficient funds to apply to capital expenditure to ensure improved efficiencies to return the company to profitability.

Accordingly, the interim financial statements have been prepared on the basis of accounting policies applicable to a going concern. If the going concern basis is not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian GAAP. These consolidated financial statements include the accounts of the Company, its subsidiaries and its variable interest entities where the Company has been determined to be the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended February 28, 2009, which are filed on www.sedar.com.

3.	CHANGES IN ACCOUNTING POLICIES

Effective March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(b) EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c) EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(d)	New Accounting Standards Not Yet Adopted:

	i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

	ii)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

As at August 31, 2009, the Company is not subject to externally imposed capital requirements other than the overdraft facility (note 12).

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the three months ended August 31, 2009 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2010 as disclosed in note 1.

(b)	Carrying Amounts and Fair Values of Financial Instrument

The carrying value of the Company’s cash and cash equivalents, accounts receivable, restricted cash, trade receivable from a related party, reclamation deposits, bank indebtedness, accounts payable and accrued liabilities and due to/from related parties approximate their fair values.

Aside from the financial assets mentioned above, the carrying amounts of the Company's other financial assets approximate their fair values. The following tables show the estimated fair values of the financial assets:

	Estimated fair value as at
	August 31, 2009	February 28, 2009

Cash and equivalents	$866,770	$3,997,807
Restricted cash	-	2,698,719
Held for trading	$866,770	$6,696,526

Accounts receivable	$881,851	$1,131,026
Trade receivable from a related party	1,451,604	3,490,725
Loans and receivables	$2,333,455	$4,621,751

Reclamation deposits	$3,083,508	$2,659,642
Available for sale financial assets	$3,083,508	$2,659,642

Total financial assets	$6,283,733	$13,977,919

The fair value of reclamation deposits represents the market value of quoted investments.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The fair values of financial liabilities are as follows:

	Estimated fair value as at
	August 31, 2009	February 28, 2009

Bank Indebtedness	$3,116,898	$3,540,880
Accounts payable and accrued liabilities	5,667,369	4,832,038
Amounts due to a related party	1,200,029	576,985
Capital lease obligations	6,970,537	8,724,777
Income tax liability	957,831	456,046
	$17,912,664	$18,130,726

5.	INVENTORY

	As at	As at
	August 31, 2009	February 28, 2009
Rough diamond inventory	$2,357,137	$1,845,986
Mine supplies	2,119,371	1,873,933
Total inventory	$4,476,508	$3,719,919

As at August 31, 2009, rough diamond inventory was valued at net realizable value. This is established using the values of previous tenders less estimated cost of realizing the sale.

6.	PROPERTY, PLANT AND EQUIPMENT

	As at August 31, 2009
	Cost	Accumulated	Net book value
		Amortization
Land and buildings	$6,395,904	$–	$6,395,904
Processing plant and equipment	57,624,602	20,018,519	37,606,083
Processing plant and equipment under capital lease
obligation	23,827,112	7,429,969	16,397,143
Office equipment	959,460	433,992	525,468
Vehicles and light equipment	1,753,222	781,107	972,115

	$90,560,300	$28,663,587	$61,896,713

	As at February 28, 2009
	Cost	Accumulated	Net book value
		Amortization and
		Impairments

Land and buildings	$5,822,677	$228,591	$5,594,086
Processing plant and equipment	52,090,193	15,102,720	36,987,473
Processing plant and equipment under capital lease
obligation	21,374,971	5,931,733	15,443,238
Office equipment	859,678	302,618	557,060
Vehicles and light equipment	1,579,592	592,263	987,329
	$81,727,111	$22,157,925	$59,569,186

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The Company’s bankers have registered two notarial general covering bonds of ZAR 10 million ($1.4 million) over all loose assets on the property of the farm Holpan, Barkley West, Northern Cape (refer Note 12).

7.	MINERAL PROPERTY INTERESTS

	As at	As at
Acquisition Costs	August 31, 2009	February 28, 2009

H.C. Van Wyk Diamonds and Klipdam Mining

Balance, beginning of period	$22,373,984	$25,247,936
Acquisition costs	–	55,746
Foreign exchange and other adjustments	2,235,795	(7,321,972)
Future income tax liability	–	6,390,327
Change in future income tax rate	–	(201,415)
Depletion of mineral properties during the period	(130,188)	(1,796,639)
H.C. Van Wyk and Klipdam, end of period	$24,479,591	$22,373,983

Saxendrift Mine

Balance, beginning of period	$6,520,494	$–
Acquisition costs	1,997,268	5,295,754
Foreign exchange and other adjustments	917,468	(178,144)
Future income tax liability	776,715	1,990,181
Depletion of mineral properties during the period	(37,711)	(587,297)
Saxendrift Mine (Pty) Ltd, end of period	$10,174,234	$6,520,494

Balance, end of period	$34,653,825	$28,894,477

Acquisition of Niewejaarskraal mining rights relating to Saxendrift Mine (Pty) Ltd. acquisition

As at February 28, 2009, the Company was committed to pay Trans Hex for the acquisition of the remaining Niewejaarskraal mining rights. The Company had placed $2.7 million in trust toward application of the remaining payment, to be released to Transhex upon the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

On April 11th, 2009 all the conditions precedent were met and the Company paid ZAR18.9 million ($2.6 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights of which ZAR 16.5 million ($2.0 million) was capitalized. This action completed the Saxendrift/Remhoogte-Holsloot transaction negotiated during April 2008. The Company has no further commitments in relation to more acquisitions.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

8.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	August 31, 2009	February 28, 2009
Stannic	$250,710	$883,409
Wesbank	71,167	81,779
Nedbank	-	178,092
Komatfin	6,648,660	7,581,497
	$6,970,537	$8,724,777

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments. Interest is charged at rates of between 12.00% to 12.75% per annum linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

	As at	As at
	August 31, 2009	February 28, 2009
2010	$6,008,067	$6,570,081
2011	1,435,121	2,860,859
2012	–	106,122
Total minimum lease payments	7,443,188	9,537,062
Less: interest portion	(472,651)	(812,285)
Present value of capital lease obligations	6,970,537	8,724,777
Current portion	5,454,805	5,440,181
Non-current portion	$1,515,732	$3,284,596

Commencing July 2009, the Company successfully negotiated a payment deferral of the capital portion of the lease payments on its Komatsu equipment with Komatfin. This enabled the group to defer its cash commitments by ZAR 4 million ($ 554,000) per month for the months of July 2009 to October 2009.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	RECLAMATION OBLIGATION

The continuity of the provision for reclamation costs related to the Holpan, Wouterspan, Klipdam and Saxendrift mines, are as follows:

	As at	As at
	August 31, 2009	February 28, 2009

Holpan, Wouterspan and Klipdam

Balance, beginning of period	$2,690,335	$1,755,820
Changes during the period:
Reclamation obligation recognized (expenditure incurred)	(500,718)	(10,274)
Foreign exchange on reclamation	303,592	–
Accretion expense	346,402	944,789
Balance, end of period	$2,839,611	$2,690,335

Saxendrift

Balance, beginning of period	$1,112,320	$–
Changes during the period:
Reclamation obligation recognized	–	984,720
Foreign exchange on reclamation	133,225	–
Accretion expense	171,913	127,600
Balance, end of period	$1,417,458	$1,112,320

Total reclamation obligation, end of period	$4,257,069	$3,802,655

The rehabilitation provision is based on an independent professional surveyor’s measurement of those mined areas which need to be rehabilitated at year-end.

These measurements determine the volume of material needed to reclaim the mined areas. The liability is calculated by applying a cost of ZAR4.00 ($0.51) for each cubic meter measured, and has been determined with reference to plant, fuel and labour usage and has been found acceptable by the Department of Mineral and Energy Affairs.

As required by regulatory authorities, at August 31, 2009, the Company had cash reclamation deposits totaling $3,083,508 (2008 – $3,167,790). These investments have been ceded as security in favour of the guarantees the bank issued on behalf of the group.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

10.	SHARE CAPITAL

	(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred shares have been issued.

	(b)	Share purchase options

The continuity of share purchase options for three months ended August 31, 2009 is as follows:

	Exercise	Feb 28			Expired/	August 31
Expiry date	price	2009	Granted	Exercised	cancelled	2009
September 24, 2012	$0.62	5,901,334	–	1,500	3,334	5,896,500
November 14, 2012	$0.63	1,104,834	–	–	3,334	1,101,500
June 20, 2011	$0.45	950,000	–	–	–	950,000
		7,956,168	–	1,500	6,668	7,948,000

Weighted average exercise price		$0.60	$0.00	$0.62	$0.63	$0.60
Weighted average fair value of options granted during the period						$0.00

As at August 31, 2009, 7,318,000 of the options outstanding with a weighted average exercise price of $0.60 per share have vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended		Six months ended
	August 31		August 31
	2009	2008	2009	2008
Exploration and engineering	$7,807	$134,619	$37,640	$337,243
Operations and administration	10,150	237,883	96,426	720,858
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$17,957	$372,502	$134,066	$1,058,101

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	Three months ended		Six months ended
	August 31		August 31
	2009	2008	2009	2008
Risk free interest rate	nil	4%	nil	4%
Weighted average expected life	nil	4.8 years	nil	4.8 years
Weighted average expected volatility	nil	114%	nil	114%
Expected dividends	nil	nil	nil	nil

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended August 31, 2009 is as follows:

Expiry date	November 22, 2009(i)	May 09, 2009(ii)	May 09, 2009(iii)
Balance, February 28, 2009	39,600,000	116,007,154	5,772,000
Issued	–	–	–
Exercised	–	–	–
Expired	–	116,007,154	5,772,000
Balance, August 31, 2009	39,600,000	–	–

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 expiring on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. These warrants expired unexercised on May 9, 2009.

(iii)

In May 2007, the Company issued 5,772,000 broker warrants exercisable over two years at $0.70 expiring on May 9, 2009. Using a Black-Scholes option pricing model, the fair value of the 5,772,000 broker warrants granted in the amount of $1,693,197 (2008 $1,693,197) have been reflected in the consolidated balance sheet. The weighted-average assumptions used to estimate the fair value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%. These warrants expired unexercised on May 9, 2009.

11.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	August 31, 2009	February 28, 2009
Jeffrey Brenner	$–	$7,890
Jakes Tyres (g)	21,660	5,498
Hunter Dickinson Services Inc. (a)	740,711	180,267
Seven Bridges Trading (c)	10,352	–
Current balances payable	$772,723	$193,655

Liberty Lane (i)	427,306	383,330

Long–term balances payable	$1,200,029	$383,330

Balances receivable
Flawless Diamonds Trading House (e)	$1,395,997	$3,441,510
Banzi Trade 26 (Pty) Ltd (f)	23,482	19,547
Diacor CC (h)	32,125	29,668
	$1,451,604	$3,490,725

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

	Three months ended Aug 31		Six months ended Aug 31
Transactions	2009	2008	2009	2008
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$173,616	$249,346	$536,627	$380,708
CEC Engineering (b)	–	14,289	–	14,289
Seven Bridges Trading (c)	57,396	37,128	73,135	67,992
Cashmere Trading (d)	–	9.483	–	–
Banzi Trade 26 (Pty) Ltd (f)	6,666	4,927	7,578	12,573
Jakes Tyres (g)	38,815	148,644	43,845	348,037
Diacor CC (h)	–	32,696	–	36,314

Sales rendered to:
Flawless Diamonds Trading House (e)	$5,802,006	$9,912,702	$9,674,805	$17,007,623
Banzi Trade 26 (Pty) Ltd (f)	$861	$–	$1,438	$884

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Cashmere Trading is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(e)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(f)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act “MPRDA”). Banzi provides the Company with buildings materials at market rates.

(g)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(h)	Diacor CC is a private company of which H C van Wyk, a former director and officer of the Company, is a director from which the Company has purchased consumable materials at market rates.

(i)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

12.	BANK INDEBTEDNESS

The Company has an overdraft facility in the amount of ZAR28 million ($3.9 million) available for its operations, of which $3.1 million has been utilized. Current operating income is being used to service this facility. This facility has an interest cost of Prime (currently 11% per annum) plus 0.6% and has a notarial bond over assets of ZAR10 million ($1.4 million).

HC van Wyk Diamonds Ltd holds guarantees by the bank towards Eskom (Electricity Provider) of ZAR1,225,300 ($172,646) and the Department of Minerals and Energy (DME) of ZAR 21,884,273($3,083,508) towards rehabilitation expenses.

13.	CONTINGENCIES

In connection with the acquisition of Saxendrift, one of the assets purchased from Trans Hex, with a carrying value of $6,459 is the subject of a dispute between Trans Hex and a third party, which claims ownership in a certain plant. Although the Company is not subject to this dispute and cannot determine the likelihood of the outcome, the Company has a warranty claim with Trans Hex should the third party be successful with its claim against Trans Hex.

During the first quarter of fiscal 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement, Midamines waived its right to payment of US$1,200,000 in royalty payment on December 31, 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and claimed damages.

Midamines has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1,200,000 as well as other amounts which have not yet been particularised. Midamines has threatened to refer the dispute to arbitration and to join Rockwell as party thereto, but no formal referral to arbitration has as yet been forthcoming.